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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 5 TO


                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                        OCTEL COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)
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                        OCTEL COMMUNICATIONS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)
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                         COMMON STOCK, $0.001 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
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                                   675724108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
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                                  ROBERT COHN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        OCTEL COMMUNICATIONS CORPORATION
                             1001 MURPHY RANCH ROAD
                            MILPITAS, CA 95035-7912
                                 (408) 321-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)
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                                   Copies to:
                             LARRY W. SONSINI, ESQ.
                             BARRY E. TAYLOR, ESQ.
                               MARTY KORMAN, ESQ.
                              MARK E. BONHAM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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                                  INTRODUCTION


     This Amendment No. 5 supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Octel Communications Corporation (the "Company") with the Securities and Exchange Commission on July 23, 1997 (the "Schedule 14D-9") relating to an offer by Memo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation ("Parent"), to purchase all of the Shares of Octel Communications Corporation, a Delaware corporation. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     On August 8, 1997, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit (a)(5), announcing the receipt of a second request for information from the Antitrust Division of the Department of Justice.

     On August 28, 1997, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit (a)(6), announcing the extension of the Offer until 5:00 p.m., Eastern time, Friday, September 12, 1997.

     On September 11, 1997, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit (a)(7), announcing the extension of the Offer until 5:00 p.m., Eastern time, Friday, September 19, 1997.


     On September 18, 1997, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit (a)(8), announcing the extension of the Offer until 5:00 p.m., Eastern time, Friday, September 26, 1997.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


    (a)(1)*       Press release issued by the Company and Parent on July 17, 1997.
    (a)(2)*       Opinion of Goldman Sachs dated July 17, 1997.
    (a)(3)*       Opinion of H&Q dated July 17, 1997.
    (a)(4)*       Letter to Stockholders dated July 23, 1997 from Robert Cohn, Chairman of the Board of Directors and Chief Executive Officer of the Company.
    (a)(5)*       Press release issued by the Company and Parent on August 8, 1997.
    (a)(6)*       Press release issued by the Company and Parent on August 28, 1997.
    (a)(7)*       Press release issued by the Company and Parent on September 11, 1997.
    (a)(8)        Press release issued by the Company and Parent on September 18, 1997.
    (c)(1)*       Agreement and Plan of Merger, dated as of July 17, 1997, among Parent, the
                  Purchaser and the Company.
    (c)(2)*       Form of Indemnification Agreement.
    (c)(3)*       Certificate of Incorporation of the Company, as amended to date.
    (c)(4)*       Bylaws of the Company.
    (c)(5)*       Employment Agreement dated as March 1, 1997 by and between the Company and
                  David J. Ladd.
    (c)(6)*       The Company's Information Statement pursuant to Section 14(f) of the
                  Exchange Act and Rule 14f-1 thereunder.


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 *  Previously filed.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          OCTEL COMMUNICATIONS CORPORATION

                                          By:      /s/ DEREK S. DALEY

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                                                       Derek S. Daley
                                            Vice President, General Counsel and
                                                          Secretary


Dated: September 18, 1997


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